July 28, 2014

Deborah O’Neal-Johnson, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Institutional International Funds, Inc. (“Registrant”)

 on behalf of the following series:

   T. Rowe Price Institutional Frontier Markets Equity Fund

 File Nos.: 033-29697/811-5833

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments received on July 16, 2014, regarding the post-effective amendment filed pursuant to Rule 485(a) on June 5, 2014, to add the new T. Rowe Price Institutional Frontier Markets Equity Fund (the “Fund”) to the above referenced Registrant. Your and our responses are set forth below.

Comment:

If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

Response:

The Fund does not anticipate investing in other investment companies. As a result, we do not expect acquired fund fees and expenses to exceed 0.01% of the Fund’s average net assets.

Comment:

The Division of Investment Management made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

We believe that the Fund’s principal investment strategies and risks are appropriately tailored to the types of securities and instruments the Fund expects to use. The Fund intends to use participation notes (P-notes) primarily to gain exposure to common stocks in markets that restrict foreign investors from direct purchases on their exchange. While P-notes are complex securities but may not technically be considered a derivative instrument, they involve risks that are different than those associated with direct investments in common stocks. As a result, a separate risk relating to investments in P-notes has already been included as part of the Fund’s principal risks.

Comment:

Please confirm to the Staff that the market value of P-note investments will be counted toward the Fund’s 80% investment policy.

Response:

The market value of all P-note investments where the underlying equity security is issued by a company that is located in, or that has economic ties to, a frontier market country will be counted toward the Fund’s 80% investment policy.

Comment:

The Fund’s principal investment strategies list Ukraine as a country in which the Fund expects to invest. Consider whether Ukraine should be included in light of the current political and social conditions.

Response:

The Fund does not currently expect to invest in Ukraine, although it reserves the right to do so in the future should attractive opportunities present themselves. The Fund does not intend to invest in every country listed in the principal investment strategies at any given time. For clarification we will revise the disclosure as follows:

The fund expects to seek investments in the frontier markets listed below (other countries may be added or removed):

Comment:

The Fund’s principal investment strategies state that the Fund may at times invest significantly in banks and financial services companies. The disclosure should be revised to clarify that the Fund will concentrate in this industry.

Response:

We will revise the disclosure as follows:

The fund expects to concentrate its investments (i.e., invest more than 25% of its total assets) in securities issued by banks and other financial services companies.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Institutional International Funds, Inc.